Exhibit 3.1(d)
                 CERTIFICATE AMENDING ARTICLES OF INCORPORATION
                         FOR NEVADA PROFIT CORPORATIONS
          (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock



1.  Name of corporation:  IQUE Intellectual Properties, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

                RESOLVED, that the Articles of Incorporation of this Corporation be amended by changing the Article thereof number "First" so that as amended said Article shall be and read as follows:

                     "FIRST: The name of the corporation is Safeguard Security
            Holdings, Inc."

                RESOLVED FURTHER, that the Articles of Incorporation of this
            Corporation be amended by changing the Article thereof numbered "Fourth" so that as amended said Article shall be and read follows:

                     "FOURTH: Effective on the filing date of this Certificate
            of Amendment of Restated Certificate of Incorporation (the "Effective Time"), a one-for-23.5 reverse stock split of the Corporation's common stock shall become effective, pursuant to which each 23.5 shares of common stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time (the "Old Common Stock") shall be reclassified and combined (the "Reverse Split") into one share of common stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of common stock from and after the Effective Time (the "New Common Stock"). No fractional shares of common stock shall be issued as a result of such reclassification and combination. In lieu of any fractional share to which the stockholder would otherwise be entitled, the corporation shall issue such additional fraction of a share as is necessary to increase the fractional share to a full share. Whether or not fractional shares are issuable upon such reclassification and combination shall be determined on the basis of the total number of shares of Old Common Stock held by a holder and the total number of shares of New Common Stock issuable to such holder as a result of the Reverse Split.

                     "The corporation shall be authorized to issue two classes
            of shares of stock to be designated, respectively, "Preferred Stock" and "Common Stock"; the total number of shares of stock which the corporation shall have authority to issue is Fifty One Million (51,000,000); the total number of shares of Preferred Stock shall be One Million (1,000,000) without nominal par value; the total number of shares of Common Stock shall be Fifty Million (50,000,000) with a par value of One Tenth of a Cent ($0.001).

                     "Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix the voting rights, designations, powers, preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock; and to fix the number of shares

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            constituting such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding)."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is : 55,000,000

4.  Effective date of filing (optional):
                                          -----------------------------

5.  Officer Signature (required):  /s/ John Baily, Secretary



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